March 27, 2012

Via EDGAR and U.S. Mail

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cinedigm Digital Cinema Corp. Registration Statement on Form S-3 Filed March 7, 2012 File No. 333-179970

Dear Ms. Jacobs:

On behalf of Cinedigm Digital Cinema Corp. (the “Company”), set forth below are the Company’s responses to your letter of comment dated March 15, 2012 to Mr. Christopher J. McGurk, Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  The responses provided below relate to the Company’s Registration Statement on Form S-3 filed on March 7, 2012, Registration No. 333-179970 (the “Form S-3”).  This letter is being filed concurrently with an amendment to the Form S-3 (“Amendment No. 1”).

Description of Capital Stock
Common Stock, page 22
1.
Footnote 4 to the fee table indicates that the shares of Class A common stock that you are registering include certain rights issued pursuant to the Tax Benefit Preservation Plan dated as of August 10, 2009.  Please revise the description of your common stock in this section to discuss these rights.  Also, revise your exhibit index to incorporate by reference the Tax Benefit Preservation Plan, which we note was filed as Exhibit 4.1 to your Form 8-K filed on August 19, 2009.  Finally, obtain a revised opinion of counsel that opines whether the rights that accompany your common stock are binding obligations of the registrant under the law of the jurisdiction governing the rights agreement.  Refer to Section II.B.1.g of Staff Legal Bulletin No. 19 (“SLB No. 19”).

Ms. Barbara C. Jacobs
March 27, 2012
Page Two

RESPONSE: The requested revisions have been made in Amendment No. 1.

Item 16. Exhibits, page II-3
2.
We note the footnote to the exhibit index indicating that you will file the form of indenture as an exhibit to a report filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act  and incorporate it by reference into your Form S-3. Indentures covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective.  Refer to Interpretation 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.  Accordingly, please confirm that you will file the form of indenture, and provide us sufficient time for review and comment, prior to requesting effectiveness of the registration statement.

RESPONSE:

The Company has decided not to include debt securities in the Form S-3. Accordingly, no form of indenture will be filed as an exhibit and various revisions have been made in Amendment No. 1 to reflect the deletion of debt securities as a possible security to be offered.

Item 17. Undertakings, page II-3

3.	Please provide the undertakings required by paragraphs (a)(6) and (j) of Item 512 of Regulation S-K, or advise why such undertakings do not apply to your offering.

RESPONSE:

The undertaking required by Regulation S-K 512(a)(6) has been added in Amendment No. 1. In light of the deletion of debt securities as discussed in comment 2 above, the undertaking required by Regulation S-K 512(j) has not been added.

Exhibit 5.1

4.
We note the statements in the final paragraph of the opinion that it is being rendered “solely to you” and that no one may rely on it without counsel’s prior written consent. Please obtain and file a revised opinion that does not include any implication that investors are not entitled to rely on the opinion.  Refer to Section II.B.3.d. of SLB No. 19.

Ms. Barbara C. Jacobs
March 27, 2012
Page Three

RESPONSE: A new opinion without the indicated language is being filed as Exhibit 5.1 to Amendment No. 1.

* * * * * * *

We hope this addresses all of the Staff’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely, /s/ Carol W. Sherman
Carol W. Sherman

cc:           Gary S. Loffredo